November 25, 2025	Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax
Adam Teufel Partner adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)

File Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 492 (“PEA 492”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 494 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on September 11, 2025. PEA 492 was filed to register shares of the PIMCO US Stocks PLUS Active Bond Exchange-Traded Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 492. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: The Fund’s investment objective is to seek “total return which exceeds that of its benchmark index consistent with prudent investment management.” Please disclose what “total return” consists of in the Prospectus.

Response: The Registrant will add the following sentence: “The total return sought by the Fund may include both capital appreciation arising from increases in the market value of the Fund’s holdings and income earned on the Fund’s investments, if any. “

Comment 2: For footnotes 2 and 3 to the Annual Fund Operating Expenses table, please confirm that the dates to be inserted into the brackets will be at least one year from the effective date of the registration statement.

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Response: The Registrant so confirms.

Comment 3: The principal investment strategies state that the Fund seeks to provide investors with two different sources of exposure, one of which is “a portfolio of Fixed Income Instruments of varying maturities, which is primarily expected to consist of exposure to one or more PIMCO actively-managed fixed-income ETFs (the ‘Fixed Income Portfolio’).” If the Fund will have significant exposure to any single issuer, please identify the issuer in the principal investment strategies, provide a brief description of the issuer and include a cross reference to such issuer’s periodic reports.

Response: The Registrant notes that the principal investment strategies state: “Although the Fund may gain exposure to multiple PIMCO Active Fixed-Income ETFs, the Fund generally expects to primarily gain exposure to the PIMCO Enhanced Short Maturity Active Exchange-Traded Fund.” The Registrant will add the requested cross reference.

Comment 4: The principal investment strategies state that “The Fund’s regulatory benchmark is the S&P 500 Index.” Replace “regulatory benchmark” with “benchmark index”, consistent with the Fund’s investment objective.

Response: Comment accepted. The Registrant will replace “regulatory benchmark” with “benchmark index”.

Comment 5: The principal investment strategies reference “the 500 largest U.S.-listed companies, weighted by market capitalization.” If such reference is to those companies included in the S&P 500 Index, please disclose that.

Response: Although “the 500 largest U.S.-listed companies, weighted by market capitalization” generally is expected to align with, or be similar to, those companies included in the S&P 500 Index, the Registrant believes that gaining exposure to “the 500 largest U.S.-listed companies, weighted by market capitalization” is an accurate and complete description of the Fund’s strategy and declines to make changes in response to this comment.

Comment 6: Consider whether the following sentence under “Small Fund Risk” is relevant considering the Fund is an ETF: “Additionally, a smaller fund may be more adversely affected by large purchases or redemptions by investors.”

Response: The Registrant notes that a small ETF may be more adversely affected than a larger ETF when an Authorized Participant effects large purchases or redemptions. The Registrant, therefore, believes the disclosure is relevant and declines to make changes in response to this comment.

November 25, 2025 Page 3

Comment 7: If PIMCO Enhanced Short Maturity Active Exchange-Traded Fund is subject to any principal risks that are principal risks of the Fund, please disclose such risks as principal risks of the Fund.

Response: The Registrant will add Futures Contract Risk and notes all other principal risks of investing in PIMCO Enhanced Short Maturity Active Exchange-Traded Fund are listed as principal risks of the Fund.

Comment 8: “Equity Risk” includes the sentence “In addition, preferred securities may be subject to greater credit risk or other risks, such as risks related to deferred and omitted distributions, limited voting rights, liquidity, interest rates, regulatory changes and special redemption rights.” If investment in preferred stock is a principal investment strategy of the Fund, please disclose that in the Fund’s principal investment strategies. Alternatively, please tailor “Equity Risk” to the equity securities disclosed in the Fund’s principal investment strategies.

Response: The Registrant respectfully notes that the Fund’s Equity Portfolio is not constrained to common stock only. Although the Fund does not consider investment in preferred stock to be a principal investment strategy of the Fund, any investment in preferred stock may contribute to Equity Risk, so the Registrant believes that Equity Risk is appropriately tailored to the Fund’s strategies.

Comment 9: “Leveraging Risk” includes reference to reverse repurchase agreements. Please tailor “Leveraging Risk” to the types of leverage disclosed in the Fund’s principal investment strategies.

Response: The Registrant believes that the current disclosure is adequate. The Registrant notes that the Fund’s principal investment strategies state “The Fund may also engage in financing transactions, such as reverse repurchase agreements and/or total return swaps.”

Comment 10: The “Principal Risks” section includes “Mortgage-Related and Other Asset-Backed Securities Risk” and “Collateralized Loan Obligations Risk”. Please disclose such instruments in the Fund’s principal investment strategies.

Response: The Registrant believes that the current disclosure is adequate. To the extent that mortgage-related and other asset-backed securities, including collateralized loan obligations, are part of the Fund’s principal investment strategies, the Registrant notes that “Fixed Income Instruments,” as used in the Fund’s principal investment strategies, is defined to include mortgage-backed and other asset-backed securities, including collateralized loan obligations.

Further, the Registrant notes that the “Principal Risks” section states that “The principal risks of investing in the Fund include risks from direct investments and/or indirect exposure through

November 25, 2025 Page 4

investment in, or taking derivative positions on, PIMCO Active Fixed-Income ETFs and third-party managed funds.” Principal risks of the PIMCO Enhanced Short Maturity Active Exchange-Traded Fund include “Mortgage-Related and Other Asset-Backed Securities Risk” and “Collateralized Loan Obligations Risk”.

Comment 11: The “Principal Risks” section includes “Tax-Efficient Investing Risk”. Please enhance the disclosure in the Fund’s principal investment strategies about PIMCO considering tax impacts in order to disclose and describe tax-efficient investing.

Response: The Registrant notes that the Fund’s principal investment strategies state “The Fund generally intends to consider the federal income tax impact of the manner in which it seeks to obtain and dispose of investment exposures.” The Registrant believes such disclosure is adequate and accurately reflects that the Fund engages in strategies intended to manage the tax consequences of the Fund’s investments.

Comment 12: The “Principal Risks” section includes “Turnover Risk”. Please disclose frequent trading in the Fund’s principal investment strategies.

Response: The Registrant notes that portfolio turnover is not a “policy, practice, or technique used by the Fund to achieve its investment objectives”1, but rather, it is a collateral effect from implementing its investment objective. Accordingly, the Registrant believes disclosure related to portfolio turnover is most appropriately reflected in the “Portfolio Turnover” section of each Fund’s Prospectus rather than the principal investment strategies.

Comment 13: “Tracking Error Risk” includes the sentence “In addition, the Fund’s use of a representative sampling approach may cause the Fund to be less correlated to the return of the index than if the Fund held all of the securities in the index.” If accurate, please disclose in the Fund’s principal investment strategies that the Fund uses representative sampling for purposes of the Equity Portfolio.

Response: Representative sampling may be a risk of investing in third-party managed funds for purposes of implementing the Fund’s Equity Portfolio as certain of such third-party managed funds may engage in representative sampling with respect to their underlying index. The Registrant will revise the sentence as follows: “In addition, to the extent an underlying fund uses a representative sampling approach, such underlying fund’s returns may be less correlated to the return of the index than if the underlying fund held all of the securities in the index.”

1 See Form N-1A Instruction 1 to Item 9(b)(1) (defining what constitutes a “strategy” for purposes of Item 9 disclosure.)

November 25, 2025 Page 5

SAI

Comment 14: Under “Fundamental Investment Restrictions”, it is disclosed that that investment objective of the Fund is fundamental. Please reconcile this with disclosure in the prospectus that says the investment objective is non-fundamental.

Response: The Fund’s investment objective will be non-fundamental. The Registrant will revise the disclosure accordingly.

Comment 15: The “Investment Restrictions” section contains the following sentence: “Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Fund’s industry concentration restrictions.” Please revise the term “Municipal Bonds” in this sentence to refer solely to tax-exempt Municipal Bonds. See IC Release No. 9785 (May 31, 1977).

Response: The Registrant notes that the Fund is not expected to meaningfully invest in municipal securities. The Registrant further notes that the Staff has previously given this comment on several filings by PIMCO-advised registrants. The Registrant’s response is substantively similar to the response previously provided.2

The SEC and the Staff have previously advised that governments and their political subdivisions are not members of any industry.3 Accordingly, the Registrant may treat all municipal bonds issued by governments and their political subdivisions, both tax-exempt and taxable, as not subject to the Funds’ concentration policy because such municipal bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with SEC and Staff guidance on this issue, the Registrant has retained the disclosure as is.

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2 See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Amendment No. 311 (Feb. 27, 2019).

3 See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (The Staff “recognize[s] that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

November 25, 2025 Page 6

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC
Timothy A. Bekkers, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP